Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

Date: 25th October 2004

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: Exemption No.: 82-34764

Dear Sir or Madam:

Please accept this letter from The Bank of New York as Depositary bank on behalf of Commercial International Bank (Egypt), S.A.E., the "Company".

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with the Company's ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed *COMMERCIAL INTERNATIONAL BANK (EGYPT) S..A.E 3rd Quarter 2004 Results* to uphold the 12g3-2(b) exemption.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form F-6 registration statement number 333-113597.

Thank you.

Sincerely,

Suha Awny
~~Investor Rela~~tions Officer

RECEIVED

KPMG Hazem Hassan Public Accountants & Consultants	**Allied for Accounting & Auditing E&Y** Public Accountants & Consultants

Review Report

<u>To the Board of Directors of Commercial International Bank</u>

We have reviewed the accompanying financial position of the Commercial International Bank (S.A.E.) as at Septemper 30, 2004 and the related statements of Income, Cash Flows, and Changes in Equity for the period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Egyptian Auditing Standard applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquires of Bank's personnel and analytical procedures applied for financial data, and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review of the Bank's financial statements for the period ended Septemper 30, 2004, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view in accordance with the Egyptian Accounting Standards.

The financial information contained in the Board of Directors' report are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

Hazem Hassan **KPMG Hazem Hassan** Public Accountants & Consultants	Emad Ragheb **Allied for Accounting & AuditingE&Y** Public Accountants & Consultants

Cairo, 24 October 2004

Commercial International Bank (Egypt)S.A.E.
Financial Position as of
Sep. 30, 2004

	Note No.	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
Assets			
- Cash & Due From Central Bank	(4)	2,775,725,475	2,674,292,801
- Due From Banks	(5)	4,515,364,199	3,782,015,348
- Treasury Bills	(6)	2,173,392,281	1,427,181,491
- Reverse Repos	(7)	723,962,742	-
- Trading Financial Investments	(8)	654,144,984	476,223,229
- Available for sale Financial investments	(9)	1,686,279,372	1,638,846,363
- Loans & Overdrafts (Net Of Provision for Doubtful Debts)	(10&11)	13,020,042,862	12,505,238,953
- Held to maturity Financial Investments	(12)	533,120,120	933,562,940
- Financial Investments in Subsidiary and associated co.	(13)	76,400,000	65,660,000
- Debit Balances & Other Assets	(15)	536,071,859	418,384,985
- Fixed Assets (Net)	(16)	286,105,157	232,046,863
Total Assets		**26,980,609,051**	**24,153,452,973**
Liabilities & Shareholder's Equity			
Liabilities			
- Due to Banks	(17)	260,420,767	163,305,925
- Customers Deposits	(18)	23,043,339,752	20,414,684,038
- Credit Balances & Other Liabilities	(19)	490,645,806	445,762,619
- Long Term Loans	(20)	116,797,558	270,408,918
- Other Provisions	(21)	812,295,710	708,676,979
Total Liabilities		**24,723,499,593**	**22,002,838,479**
Shareholders' Equity			
- Issued & Paid - in Capital		1,300,000,000	1,300,000,000
- Reserves		608,167,670	438,033,411
Total Shareholders' Equity	(22)	1,908,167,670	1,738,033,411
Net profit of the Period		348,941,788	412,581,083
Total Shareholders' Equity & net profit		2,257,109,458	2,150,614,494
Total Liabilities & Shareholders' Equity		**26,980,609,051**	**24,153,452,973**
Contingent & commitments Liabilities			
- Contingent & commitments Liabilities	(23)	**4,855,031,146**	**5,175,378,396**

The Accompanying Notes are an integral part of the Financial Statements " Auditors Report Attached " .

Sahar Mohamed El-Sallab	Mohamed Ashmawy	Hisham Ezz El-Arab
Managing Director	Vice Chairman & Managing Director	Chairman & Managing Director

Commercial International Bank (Egypt) S.A.E.
Income Statement for the period from
Jan.1 2004 to sep. 30 2004

	Note No.	from Jan.1,2004 to sep. 30,2004 L.E	from Jan.1,2003 to sep 30,2003 L.E
- Interest Received from Clients & Banks		910,482,487	885,430,891
- Interest Received from Treasury Bills & Bonds		245,946,512	203,611,034
Deduct			
- Interest Paid to Clients & Banks		(643,301,940)	(659,839,533)
Net Interest Income		**513,127,059**	**429,202,392**
- Banking Fees & Commissions		267,104,651	189,061,144
- Shares Dividends		20,395,759	10,225,751
- Foreign Exchange Profits (losses)	(24)	81,234,011	(16,071,307)
- Profits From Selling Financial Investments		10,688,319	15,528,357
- Trading Financial investments evaluation differences		3,780,470	98,409,978
- Other Income		40,524,255	20,759,123
Total Fee Income		**423,727,465**	**317,913,046**
Net Operating Income		**936,854,524**	**747,115,438**
Deduct			
- Provisions		(275,963,378)	(274,514,861)
- Other Financial investments evaluation differences	(25)	(39,821,992)	(27,594,274)
- General & Administrative Expenses & Depreciation		(239,119,060)	(195,604,030)
- Other Expenses		(33,047,696)	(20,849,425)
		(587,952,126)	(518,562,590)
Net operating profits		**348,902,398**	**228,552,848**
- Non_operating income		39,390	313,255
Net Profit		**348,941,788**	**228,866,103**

Sahar Mohamed El-Sallab Managing Director	Mohamed Ashmawy Vice Chairman & Managing Director	Hisham Ezz El-Arab Chairman & Managing Director

Commercial International Bank (Egypt) S.A.E.
Cash flow for the period from
Jan .1 ,2004 to sep. 30,2004

	from Jan.1,2004 to sep. 30,2004	from Jan.1,2003 to sep. 30,2003
Cash Flow From Operating Activities		
- Net Income before Tax	348,941,788	228,866,104
Adjustments To Reconcile Net Income To Net Cash Provided by operating activities		
- Depreciation	33,337,705	29,450,386
- Provisions (Addition during the period)	275,963,378	274,514,861
- Trading financial investments evaluation	(3,780,470)	(98,409,978)
- Other financial investments evaluation	39,821,992	27,594,274
- Utilization Of Provisions (except provision for doubtful debts)	(78,754)	(8,498)
- FCY revaluation Differences of Provisions Balances except doubtful debts	1,470,195	50,393,105
- Gains From Selling Fixed Assets	(39,390)	(313,255)
- Profit From Selling financial Investments	(10,688,319)	(15,528,357)
- Income tax paid	(14,470,888)	(121,000,000)
- FCY revaluation diff.of Long Term Loans	(217,816)	84,416,762
Operating Profits Before Changes in Operating Assets & Liabilities	**670,259,421**	**459,975,404**
Net Decrease (Increase) in Assets		
- Due From Banks	(661,823,567)	(1,596,361,782)
- Treasury Bills	(593,721,268)	(492,241,737)
- Reverse Repos	(723,962,742)	00
- Trading financial Investments	(174,141,285)	(277,858,174)
- Available for sale financial investments	(76,566,682)	311,774,387
- Loans & Overdrafts	(673,122,229)	(1,161,303,943)
- Debit Balances & Other Assets	(140,192,863)	(107,762,386)
Net Increase (Decrease) In Liabilities		
- Due to Banks	97,114,842	(59,954,376)
- Customers Deposits	2,628,655,714	4,479,614,432
- Credit Balances & Other Liabilities	44,883,187	114,473,673
Net Cash Provided from Operating Activities	**397,382,528**	**1,670,355,498**

Commercial International Bank (Egypt) S.A.E
Statement of changes in
Shareholders' equity as of
sep. 30,2004

2003	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Reserve for investment revaluation Diff. L.E	Profits of the Year L.E	Total L.E
- Balance at beginning of The Year	650,000,000	308,719,566	453,901,139	162,709,903	-	380,886,150	1,956,216,758
- Transfer to reserves	-	16,280,434	125,803,809	-	-	(142,084,243)	-
- Distributed profits	-	-	-	-	-	(238,801,907)	(238,801,907)
- Capital Increase	650,000,000	(70,295,052)	(579,704,948)	-	-	-	-
- Net Profits of the year	-	-	-	-	-	412,581,083	412,581,083
- Reserve Increase	-	-	-	-	20,618,560	-	20,618,560
Balance at the end of The Year	**1,300,000,000**	**254,704,948**	-	**162,709,903**	**20,618,560**	**412,581,083**	**2,150,614,494**

2004	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Reserve for investment revaluation Diff. L.E	Profits of the period L.E	Total L.E
- Balance at beginning of The period	1,300,000,000	254,704,948	-	162,709,903	20,618,560	412,581,083	2,150,614,494
- Transfer to reserves	-	20,629,054	149,505,205	-	-	(170,134,259)	-
- Distributed profits	-	-	-	-	-	(242,446,824)	(242,446,824)
- Net Profits of the period	-	-	-	-	-	348,941,788	348,941,788
Balance At The End Of The period	**1,300,000,000**	**275,334,002**	**149,505,205**	**162,709,903**	**20,618,560**	**348,941,788**	**2,257,109,458**

The Commercial International Bank (Egypt) S.A.E.
Notes To the Financial Statements
From January 1, 2004 To September 30,2004

(1) Organization and Activities

Commercial International Bank (Egypt) S.A.E was formed as a shareholding company on August 7, 1975 under the Investment Law No. 43 for 1974. The Bank is licensed to carry out all commercial banking activities in Egypt through its Head Office and fifty two branches, in addition to thirty nine units.

(2) Significant Accounting Policies

A) Basis of Preparing Financial Statements

The Financial Statement is prepared in accordance with Egyptian accounting standards, which comply with the international accounting standards. And takes into consideration prevailing local laws and regulations.

B) Transactions in Foreign Currencies

- The Accounting records of the bank are maintained in Egyptian pounds. Transactions in foreign currencies conducted during the period are recorded at the foreign exchange rates prevailing at the time such transactions take place .
  Assets & Liabilities are revalued at the foreign exchange rates prevailing at the end of period , generated gain and losses are recorded in "Foreign Exchange Income" in the income statement.

- Forward contracts are evaluated at the end of the financial period at its fair value on this date using the forward rates for the remaining periods untill maturity dates of these contracts. The revaluation differences are recorded in " Foreign Exchange Income " in the income statement .

- Currency SWAP contracts are recorded on the date of commitment under contingent liabilities accounts . The difference between the two parts of the contract is recorded in other liabilities or other assets as unrealized gain /loss on the date of commitment . The said difference is amortized by crediting / debiting the " Foreign Exchange Income" in the income statement.

- Premium paid for foreign currencies option contracts is recorded in the Financial Statement under " Debit Balances & Other Assets " such premium is settled in the income statement according to the evaluation of these contracts at fair value. The difference between premium received and paid concern the customers hedging option contracts recorded in the Financial Statement under " credit balances & other liabilities " category and settled in " foreign exchange income" on accrual basis.

C) **Realization of Income**

The bank applies the accrual basis in recording interest received from Loans & Overdrafts, Due from Banks, Treasury Bills , reverse repose and Bonds. Interest on past due Loans & Overdrafts are not recorded on the income statement. Dividends income are recognized when declared .

D) **Treasury Bills**

Treasury Bills are recorded at face value. The issuance discount is recorded in Other Liabilities and deducted from the Gross Treasury Bills balance on the Financial statement .

E) **Repos & (Reverse Repos)Transactions**

Repos (Reveres Repos) transactions are recorded on the financial statement whereas its cost (revenue) is recorded on the income statement mate term "interest paid to clients & Banks" ("interest received from treasury Bills & Bonds ")

F) **Evaluation of Trading Investments**

- Trading investments including portfolios managed by other party are evaluated at the end of the financial period at its fair market value and the evaluation difference is recorded in income statement .

- Trading investments not satisfying the trading investment classification condition are evaluated at their book value. Such value is subject to be reduced in case of a continual decrease based on the comprehensive objective study of the latest financial statements for the company issued the securities. The evaluation difference is recorded in the income statement.

G) Evaluation of Available for Sale Investments

Available for Sale Investment are evaluated at the lower of cost (taking in consideration the evaluation of Foreign currency) or fair value for each investment and the differences are recorded in "Other Investments Evaluation Difference" in the income statement. In case of increases in the value, such increase is added to the same category within the limit of amounts previously charged to the income statement for previous financial periods .

H) Evaluation of Held to Maturity Investments

Bonds purchased from the primary market are evaluated at cost, representing the nominal value adjusted by the issuing premium/ discount which is amortized using the straight line method. The amortization value is recorded in the interest received from treasury bills and bonds in the income statement .

The same treatment is applied to bonds purchased from the secondary market at a value higher or lower than the nominal value, and the cost is reduced by the gains related to the previous period of the purchasing date .

In case of downfall of the fair value of each bond the book value shall be adjusted and the difference is recorded in "other investments revaluation difference" in the income statement . In case of increase in fair value such increase is added to the same category within the limit of amounts previously charged to the income statement for previous financial periods.

The book value of foreign currency bonds is amended by the difference resulting from the revaluation of the foreign currency at the exchange rate prevailing at the evaluation date. Such differences are recorded in foreign exchange income in the income statement .

I) Investments in Subsidiaries and Associated Companies

These investments are evaluated at cost and in case of downfall of its fair value, the book value of each investment is adjusted by such downfall and charged to "Other investments evaluation difference" in the income statement. In the case of an increase in the fair value. Such increase will be added to the same category in the income statement within the limit of the amounts previously charged .

J) Assets Acquired for settlement of Debits

These Assets are recorded in the Financial Statement under " debit balances & Other Assets " at cost and in the case of a decrease of the fair value of these assets at the Financial Statement date, the difference is charged to the income statement and the increase of the fair value should be credited to the income statement within the limit of amounts charged in previous financial periods .

K) Provision for Doubtful Debts and Contra Accounts

Provision For Doubtful Debts is established on the basis of an appraisal of the identified risk in specific facilities and loans, as well as an assessment of the general risk inherent in any loan portfolio which is not specifically identified.

Provision for Doubtful Debts is decreased by loans written off and is increased by recoveries of loans previously written off. In addition to taking all the necessary legal action required, a continuous follow up is performed for the recovery of all or part of the written-off amounts.

L) Contingent Liability Accounts

Contingent Liability Accounts include transactions in which the Bank is involved as a third party , forward foreign exchange contracts, SWAP transaction , Option. Such transactions do not represent actual bank's assets or liabilities at the Financial Statement date.

M) Cash & Cash Equivalent

In the Statement of Cash Flow, the Cash and Cash Equivalent item includes balances of cash and due from Central Bank, current account balances with Banks and Treasury Bills with maturities of three months.

N) Depreciation and Amortization

Depreciation of Fixed Assets is calculated on the basis of the estimated useful life of each asset using the straight-line method.

Improvement and renovation expenses for the bank's leased premises are amortized over the period of the lease contract or the estimated useful life whichever is lower.

O) Income Tax

Income Tax is calculated in accordance with the prevailing local laws and regulations applicable in this regard.

The Provision for Income Tax Liability is calculated in accordance with detailed studies of tax claims.

(3) Financial Instruments and their risk management

(3/1) Financial Instruments

A) The bank's financial instruments are represented in the financial Assets and Liabilities. The financial assets include cash, due from banks, investments and loans to customers and banks . The financial liabilities include customers' deposits, due to banks and long-term loans. Financial investments also include rights and obligations stated under " contingent liabilities and commitments "

Note No. (2) of the notes to the financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenues and expenses related thereto.

B) Financial Instruments Fair Value

Using the valuation basis of the bank's assets and liabilities, as referred to the notes to the Financial Statements, the financial instruments' fair value do not substantially deviate from their book values at the financial statement date. The notes No. (9),(12),(13) are showing the fair value for all investment (except Trading Investment) in the date of financial statement .

C) **Forward Contract**

According to Central Bank of Egypt instruction the bank doesn't execute deferred contracts except to the necessary limit of short term transaction to cover its requirements of Foreign currencies or the bank's customers' requirements to fulfill their obligations resulting from short- term transactions.

(3/2) **Risk Management**

A) **Interest rate risk**

The value of some financial instruments fluctuate due to the fluctuation in interest rates related thereto. The bank follows some procedures to minimize this risk such as:-

- Correlating between the interest rates on borrowing and lending.
- Determining interest rates in consideration with the prevailing discount rates on various currencies.
- Monitoring the maturities of financial assets and liabilities with its related interest rates.

The notes No. (26&27) of the notes to the Financial Statements disclose maturities of the assets and liabilities and the average interest rates applied to assets and liabilities during the period.

B) **Credit risk**

Loans to customers and Banks ,financial Investments (Bonds), due from banks, rights and obligations from others, are financial assets exposed to credit risk which result in these parties' inability to repay in part or in full the loan granted to them at maturity.

The bank adopted the following procedures to minimize the credit risk.

- Preparing credit studies about the customers before dealing with them and determining credit risk rates related thereto .
- Obtaining adequate guarantees to reduce the risks resulting from insolvency of customers.
- Monitoring and preparing periodic studies about customers in order to evaluate their financial and credit positions and estimate the required provisions for non - performing loans.

- Distribution of loans portfolio and due from banks over various sectors to avoid concentration of risk.

Note No. (29) discloses the distribution of loans portfolio over various sectors.

C) **Foreign Currency Risk**

The nature of the bank's activity requires the bank to deal in many foreign currencies which exposes the bank to the risk of fluctuation in exchange rates. To minimize this risk, the bank monitors the balancing of foreign currency positions according to Central Bank of Egypt instructions in that respect. Note No. (30) of the financial statements discloses significant foreign currency positions at the financial statement date.

4- Cash And Due From Central Bank

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- Cash & Cash Items	413,662,735	371,929,838
- Reserve Balance with CBE	2,362,062,740	2,302,362,963
Total Cash & Due From Central Bank	**2,775,725,475**	**2,674,292,801**

5- Due from Banks

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
(A) Central Bank		
- Time Deposits	273,821,164	633,928,379
Total Due from central bank	**273,821,164**	**633,928,379**
(B) Local Banks		
- Current Accounts	4,593,422	4,990,327
- Time Deposits	243,035,247	396,425,251
Total Due from Local Banks	**247,628,669**	**401,415,578**
(C) Foreign Banks		
- Current Accounts	191,517,070	119,594,881
- Time Deposits	3,802,397,296	2,627,076,510
Total Due From Foreign Banks	**3,993,914,366**	**2,746,671,391**
Total Due From Banks	**4,515,364,199**	**3,782,015,348**

6- Treasury Bills

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- 91 Days Maturity	436,525,000	280,000,000
- 182 Days Maturity	1,490,875,000	1,166,000,000
- 364 Days Maturity	313,525,000	-
Total Treasury Bills	**2,240,925,000**	**1,446,000,000**
- Issuance Discount	(67,532,719)	(18,818,509)
Net Treasury Bills	**2,173,392,281**	**1,427,181,491**

7- Reverse Repos

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- Maturity within one week	66,227,775	
- Maturity within three months	497,494,178	
- Maturity within six months	114,500,241	
- Maturity within one year	45,740,548	
	723,962,742	-

8- Trading Financial Investments

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- Portfolio Managed By other parties	461,257,292	290,361,988
- Bonds	175,631,867	178,259,906
- Shares	17,255,825	7,601,335
Total Trading Financial Investments	**654,144,984**	**476,223,229**

The Financial Trading Investments are represented as follows :-

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- Financial Investments Quoted on Stock Exchange	654,144,984	476,223,229
- Financial Investments Un-quoted on Stock Exchange	0	0
	654,144,984	**476,223,229**

9- Available for sale financial investments

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
(A) Shares		
- Bank's Shares	8,048,122	6,890,735
- Corporate Shares	634,920,353	614,867,372
(B) Bonds		
- Governmental Bonds	322,792,232	330,072,337
- Bank's Bonds	115,184,353	115,184,353
- Corporate Bonds	605,334,312	571,831,566
	1,686,279,372	**1,638,846,363**

Available for sale financial investments are represented as follows :-

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- Financial Investments Quoted on Stock Exchange	1,267,194,014	1,316,598,355
- Financial Investments Un-quoted on Stock Exchange	419,085,358	322,248,008
	1,686,279,372	**1,638,846,363**

- The market Value of Available for sale Investments listed on the Capital market is LE 1,307,401,807 as of sep, 30,2004 compared to LE 1,360,090,790 as of December 31,2003

0- Loans and Overdrafts

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- Discounted Bills	234,587,882	287,242,050
- Loans & Overdrafts to Customer	13,026,578,492	12,279,166,995
- Loans & Overdraft to Banks	770,401,942	746,428,550
	14,031,568,316	13,312,837,595
- Unearned Bills discount	(4,168,231)	(6,343,819)
- Provision For Doubtful Debts	(892,020,151)	(718,723,704)
- Unearned Interest & commission	(115,337,072)	(82,531,119)
Net Loans & Overdrafts	**13,020,042,862**	**12,505,238,953**

1- Provision For Doubtful Debts

Sep. 30, 2004

	Specific LE	General LE	Total LE
- Balance at beginning of the period	333,106,251	385,617,453	718,723,704
- Addition during the period	125,029,000	34,236,200	159,265,200
- written off debts recoveries	13,754,187	-	13,754,187
- Foreign currency revaluation diff.	3,986,418	0	3,986,418
	475,875,856	**419,853,653**	**895,729,509**
Usage during the period	(3,709,358)		(3,709,358)
Balance at the end of the period	**472,166,498**	**419,853,653**	**892,020,151**

Dec. 31, 2003

	Specific LE	General LE	Total LE
- Balance at beginning of the year	165,087,738	289,197,873	454,285,611
- Addition during the year	199,677,510	0	199,677,510
- written off debts recoveries	13,392,724	0	13,392,724
- Transferred from general to specific	3,128,362	(3,128,362)	0
- Transferred from provision for income tax	41,618,560	0	41,618,560
- Foreign currency revaluation diff.	42,229,943	107,937,335	150,167,278
	465,134,837	394,006,846	859,141,683
- Usage during the Year	(132,028,586)	0	(132,028,586)
- Transfer to provision for contingent	0	(8,389,393)	(8,389,393)
Balance at the end of the Year	**333,106,251**	**385,617,453**	**718,723,704**

-12 **Held to maturity Investments**

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- Housing Bonds (maturity Dec.2019)	215,000	215,000
- Treasury Bonds	532,905,120	933,347,940
	533,120,120	933,562,940

The held to maturity Financial Investments are represented as follows :-

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- Investments Quoted on Stock Exchange	532,905,120	933,347,940
- Investments Un-quoted on Stock Exchange	215,000	215,000
	533,120,120	**933,562,940**

- The market value of Held to Maturity Financial Investment is LE 540,725,694 as of sep. 30,2004

13- **Financial Investments in subsidiary companies**

	Sep. 30, 2004		Dec. 31, 2003	
	LE	%	LE	%
- Commercial International Brokerage co.	10,000,000	%40	10,000,000	%40
- Contact for Cars Trading	27,500,000	%40	20,000,000	%40
- Commercial International life insurance co.	32,000,000	%40	32,000,000	%40
- Fleming C I Assets Management	1,500,000	%30	1,500,000	%30
- Corplease co.	5,400,000	%40	2,160,000	%40
	76,400,000		**65,660,000**	

The Financial Investments in subsidiary companies are represented as follows :-

	Sep. 30, 2004	Dec. 31, 2003
- Financial Investments Quoted on Stock Exchange	10,000,000	10,000,000
- Financial Investments Un-quoted on Stock Exchange	66,400,000	55,660,000
	76,400,000	65,660,000

- The market value of The Financial investments in subsidiary companies quoted on stock Exchange is LE 10,000,000 as of both sep.30, 2004 and Dec. 31,2003

14- Capital Commitments (Financial Investments)

The capital commitments for the financial investments reached in date of Financial position L.E 46,571,881 as follow :-

	Gross Investment L.E	Paid L.E	Remaining L.E
- **Available for sale Financial investments**	87,826,730	60,954,849	26,871,881
- **Financial Investments in subsidiaries co.**	52,600,000	32,900,000	19,700,000

15- Debit Balances and Other Assets

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- Accrued Interest receivable	184,818,894	104,492,257
- Prepaid Expenses	18,056,880	12,573,959
- Advances for Purchase of Fixed Assets	61,664,430	83,223,539
- Assets Acquired for Settlement of Debts	119,908,954	120,855,834
- Accounts receivable & Other Assets	151,622,701	97,239,396
Total Debit Balances and Other Assets	**536,071,859**	**418,384,985**

16- Fixed Assets (Net of Accumulated Depreciation)

	Land	Premises	E.D.P	Vehicles	Fitting -Out	Machines & Equipment	Furniture & Furnishing	total
	L.E	L.E	L.E	L.E	L.E	L.E	L.E	L.E
Opening Balance (3)	2,247,073	162,708,373	154,336,833	14,886,683	47,083,795	60,733,711	24,445,319	466,441,787
Additional during the period	2,400,504	43,167,811	23,876,312	974,326	5,145,767	9,523,791	2,307,488	87,395,999
Closing Balance (1)	4,647,577	205,876,184	178,213,145	15,861,009	52,229,562	70,257,502	26,752,807	553,837,786
Accu.Depreciation at beginning of the period (4)	-	48,765,007	84,512,136	10,882,589	39,392,485	38,257,980	12,584,727	234,394,924
Current period Depreciation	-	6,532,742	17,129,149	777,328	3,296,559	4,093,319	1,508,608	33,337,705
Accu.Depreciation at end of the period (2)	-	55,297,749	101,641,285	11,659,917	42,689,044	42,351,299	14,093,335	267,732,629
End of period net asstes(1-2)	4,647,577	150,578,435	76,571,860	4,201,092	9,540,518	27,906,203	12,659,472	286,105,157
Beginning of period net assets (3-4)	2,247,073	113,943,366	69,824,697	4,004,094	7,691,310	22,475,731	11,860,592	232,046,863

- Net fixed assets in financial position date includes **33,882,342** represents fixed assets not registered yet and registrations procedures in process

17- Due to Banks

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
(a) Central Bank		
- Current Accounts	2,358,480	2,832,636
- Time Deposits	0	9,211,072
Total Due to Central Bank	**2,358,480**	**12,043,708**
(b) Local Banks		
- Current Accounts	44,861,202	23,241,936
- Time Deposits	4,452,844	19,062,452
- Total Due to Local Banks	**49,314,046**	**42,304,388**
(c) Foreign Banks		
- Current Accounts	208,748,241	108,957,829
- Time Deposits	0	0
- Total Due to foreign Banks	**208,748,241**	**108,957,829**
Total Due to Banks	**260,420,767**	**163,305,925**

18- Customers' Deposits

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- Demand Deposits	5,812,491,142	4,339,557,816
- Time & Notice Deposits	7,268,751,033	7,967,313,845
- Saving & Deposits Certificates	4,407,705,418	3,456,461,428
- Saving Deposits	4,314,930,746	3,753,395,330
- Other Deposits	1,239,461,413	897,955,619
Total Customer Deposits	**23,043,339,752**	**20,414,684,038**

19- Credit Balances and Other Liabilities

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
- Accrued Interest Payable	73,298,036	106,739,344
- Accrued Expenses	49,321,747	15,472,209
- Accounts Payable	360,901,769	313,560,350
- Other Liabilities	7,124,254	9,990,716
Total Credit Balances And Other Liabilities	**490,645,806**	**445,762,619**

20- Long Term Loans

	Rate %	Maturity date	Maturing through next year	Balance at Sep. 30, 2004	Balance at Dec. 31, 2003
- Sumitomo bank					153,974,175
- European Investment Bank	-	Dec-2012	0	30,926,553	31,090,464
- KFW Bank		ten years		10,169,453	
- Ministry of Agriculture (F.S.D.P)	3.5 - 5.5 depends on maturity date	3-5 years	7,843,823	13,680,465	16,021,323
- Ministry of Agriculture (V.S.P)	3.5 - 5.5 depends on maturity date	3-5 years	425,740	448,100	1,142,750
- Ministry of Agriculture (M.S.S.P)	3.5 - 5.5 depends on maturity date	3-5 years	13,422,154	45,455,987	47,741,357
Ministry of Agriculture (P.S.B)	3.5	one year	120,000	120,000	0
- Barclays bank (P.S.F.S)	6.62	ten years from 1996	4,765,000	5,997,000	10,212,000
- Social Fund	3 months T/D or 9% which more	2010	0	10,000,000	10,226,849
Total			**26,576,717**	**116,797,558**	**270,408,918**

21- Other Provisions

Sep. 30, 2004
L.E

	Opening Balance	Addition During the period	FCY Balance Reval. Difference	Usage During the period	Transfer	Closing Balance
- Provision for Income Tax claims	474,262,778	70,000,000	0	(14,470,888)	0	529,791,890
- Provision for Legal Claims	1,883,088	0	21,316	(78,754)	0	1,825,650
- Provision for contingent	68,147,300	31,000,000	654,497	0	0	99,801,797
- Provision for General risk	151,066,860	15,698,178	551,134	0	(12,377,304)	154,938,868
- Provision for Bank Risk insurance	13,316,953	0	243,248	0	12,377,304	25,937,505
Total Other Provisions	**708,676,979**	**116,698,178**	**1,470,195**	**(14,549,642)**	**0**	**812,295,710**

Dec. 31, 2003
L.E

	Opening Balance	Addition During the Year	FCY Balance Reval. Difference	Usage During the Year	Transfer	Closing Balance
- Provision for Income Tax claims	558,632,242	81,249,096	0	(124,000,000)	(41,618,560)	474,262,778
- Provision for Legal Claims	1,433,328	0	449,760	0	0	1,883,088
- Provision for contingent	27,968,646	22,512,195	9,277,066	0	8,389,393	68,147,300
- Provision for General risk	113,558,729	0	37,508,131	0	0	151,066,860
- Provision for Bank Risk insurance	10,000,000	0	3,316,953	0	0	13,316,953
- Provision for Real Estate Tax	8,498	0	0	(8,498)	0	0
Total Other Provisions	**711,601,443**	**103,761,291**	**50,551,910**	**(124,008,498)**	**(33,229,167)**	**708,676,979**

2- Capital & Reserves

a) Authorized Capital

The Authorized Capital reached LE 1500 Million

b) Paid - In Capital

paid - in capital reached to LE 1300 million divided to 130 million shares with par value LE 10 per each .

c) Reserves

According to the bank statues 5% of net profit is to increase legal reserve until legal Reserve reaches 50% of the bank's issued and paid -in capital

Concurrence of Central Bank of Egypt for usage of Special Reserve is required .

3- Contingent Accounts

	Sep. 30, 2004 L.E	Dec. 31, 2003 L.E
Letters of Guarantee	3,823,194,015	4,022,808,535
Letters of Credit (import & export)	618,412,007	693,273,659
Customers Acceptances	481,204,921	457,896,303
Forward Foreign Exchange contracts	13,082,001	79,099
Swap Deals	(80,861,798)	1,320,800
Total	4,855,031,146	5,175,378,396

4- Foreign Exchange Profits (losses)

	Sep. 30, 2004 L.E	Sep. 30, 2003 L.E
- profit from dealing with foreign currencies	68,189,996	48,288,379
- Profit (loss) of revaluation of Monitoring assets and Liabilities	(1,538,022)	(65,281,793)
- profit (loss) forward deals revaluation	12,904,738	(3,943,216)
- profit revaluation of options	1,677,299	4,865,323
	81,234,011	**(16,071,307)**

5- Other Financial investments evaluation differences

	Sep. 30, 2004 L.E +(-)	Sep. 30, 2003 L.E +(-)
- Available for sale Financial investments	(39,821,992)	(27,594,274)
- Held to maturity Financial Investments	-	-
- Investments in subsidiary and associated companies	-	-
	(39,821,992)	**(27,594,274)**

26- Assets & Liabilities Maturities

	Maturity Within one year	Maturity Over One Year
Assets		
- Cash and Due from Central Bank	2,775,725,475	-
- Due from Banks	4,515,364,199	-
- Treasury Bills	2,240,925,000	-
- Reverse repos	723,962,742	-
- Trading Investments	654,144,984	-
- Available for sale investments	1,686,279,372	-
- Customers' Loans & Overdrafts	5,898,422,098	7,247,407,204
- Banks' Loans & Overdrafts	124,728,065	645,673,877
- Held to maturity Investments	-	533,120,120
- Investments in subsidiary companies	-	76,400,000
- Debit Balances and Other Assets	536,071,859	-
	19,155,623,794	**8,502,601,201**
Liabilities		
- Due to Banks	260,420,767	-
- Customer Deposits	18,628,040,751	4,415,299,001
- Long Term Loans	26,576,717	90,220,841
- Credit Balances and Other Liabilities	490,645,806	-
	19,405,684,041	**4,505,519,842**

27- Interest Rate

The average interest rates applied for Assets and Liabilities during the period are 5.82 % & 3.17 % Respectively .

28- Corporate Tax Status

- The bank's corporate income tax position has been examined and settled with the Tax Authority from the start up of operations up to the end of year 1984.
- Corporate income tax for the years from 1985 up to 1993 were paid according to the Tax appeal Committee decision and the final settlement is under discussion in the court of law .
- The bank's corporate income tax position has been examined and settled with the Tax Authority from 1994 up to 2000 and the final settlement is under discussion in the court of law .
- Corporate income Tax for the years from 2001 up to 2002 were examined and under discussion with the tax Authority.

29- Distribution of Assets, Liabilities and Contingent Accounts

Assets

		Local Currency	Foreign Currency
1-	Due From Banks	33,978,965	4,481,385,234

2- Loans & Overdrafts

	Local Currency	%
Agriculture Sector	120,849,020	0.86
Industrial Sector	6,501,139,548	46.33
Trading Sector	1,051,904,326	7.50
Services Sector	4,306,102,901	30.69
Household Sector	1,028,026,691	7.33
Other Sectors	1,023,545,830	7.29
Total Loans & Overdrafts (Including unearned interest)	**14,031,568,316**	**100.00**
Unearned Discounted Bills	**(4,168,231)**	
Provision for Doubtful Debts	**(892,020,151)**	**6.36**
Unearned Interest & Commission	**(115,337,072)**	
Net Loans & Overdrafts	**13,020,042,862**	

Liabilities

		Local Currency	Foreign Currency
1-	Due to Banks	46,069,139	214,351,628

2- Customers' Deposits

	Local Currency	%
Agriculture Sector	18,267,123	0.08
Industrial Sector	2,482,808,571	10.78
Trading Sector	769,937,428	3.34
Services Sector	3,783,248,792	16.42
Household Sector	14,399,934,572	62.48
Other Sector	1,589,143,268	6.90
Total Customers' Deposits	**23,043,339,754**	**100.00**

Contingent Accounts

	Local Currency	Foreign Currency
- Letters of Guarantee	1,212,780,713	2,610,413,302
- Letter of Credit (import & export)	36,338,048	582,073,959
- Customers Acceptances	234,131,112	247,073,809
- Forward Foreign Exchange Contracts	199,947,700	(186,865,699)
- Swap Deals	(806,261,083)	725,399,285
	876,936,490	**3,978,094,656**

30- Foreign Currencies Positions

	Sep. 30, 2004 in thousand L.E	Dec. 31, 2003 in thousand L.E
Egyptian Pound	46,631	(5,480)
US Dollar	(40,563)	(1,200)
Sterling pound	(186)	1,630
Japanese Yen	(363)	(407)
Swiss Franc	447	208
Euro	5,961	6,302

31- Transactions With Related Parties

All Banking transactions with related parties are conducted in accordance with the normal banking practices and regulations applied to all other customers without any discrimination.

Due from Banks	152,135,244
Loans & Overdrafts	139,157,529
Bank's Loans	124,633,460
Investment in subsidiary companies	76,400,000
Due to banks	24,199,724
Customer Deposits	131,465,922
Contingent Accounts	66,990,088

32- Comparative Figures

The Comparative Figures are amended to confirm with the reclassification.